+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    Stone Group Corporation
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        (Last)                      (First)                        (Middle)

    No. 2 Haidian Road
    Zhongguancum, Beijing
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                                   (Street)

    People's Republic of China
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  SINA.com (SINA)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year  November, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                    (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
                                                                                                                         Indirect
                                                                                                                       ownership in
Ordinary Shares        11/13/2001     J        1,392,276        D          (1)                                 I         Sun Stone
                                                                                                                       Media Group
                                                                                                                       Limited (2)
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                                                                                                                         Indirect
Ordinary Shares        11/13/2001     J          628,301        D          (3)                                 I       ownership in
                                                                                                                         Sun Stone
                                                                                                                       Media Group
                                                                                                                       Limited (2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Indirect
Ordinary Shares        11/29/2001     J        4,592,944        A          (4)            9,476,524            I       ownership in
                                                                                                                         Sun Stone
                                                                                                                       Media Group
                                                                                                                       Limited (2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

See footnote explanations on next page.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

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
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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or Indirect   Ship
                               Date     Expira-              Amount or                      at End           (1)           (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
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

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

Explanation of Responses:

(1) Ownership of 25% of Soaring High Investments Limited was consolidated in Stone Electronic Technology Limited (the owner of the other 75%) in an intercompany transaction. Soaring High Investments Limited transferred ownership to Sun Stone Media Group Limited, an indirect subsidiary of Stone Electronic Technology Limited. The Reporting Person continues to hold beneficial ownership of such shares by virtue of its ownership percentage in Stone Electronic Technology Limited.
(2) Fastep Limited or its subsidiary, Sun Stone Media Group Limited, may receive up to an additional 3,280,674 shares pursuant to that certain Deed of Undertaking executed by Ms. Yang Lan on November 29, 2001 if certain performance targets are achieved by Sun Television Cybernetworks Holdings Limited.
(3) Springbend Holdings Limited, a wholly owned subsidiary of the Reporting Person, transferred ownership to a subsidiary of Stone Electronic Technology Limited, controlled by the Reporting Person, in an intercompany transaction in consideration for accounts receivable and other consideration. The subsidiary of Stone Electronic Technology Limited transferred ownership to Sun Stone Media Group Limited, an indirect subsidiary of Stone Electronic Technology Limited. The Reporting Person continues to hold beneficial ownership of such shares by virtue of its ownership percentage of Stone Electronic Technology Limited.
(4) Acquired beneficial ownership by virtue of contribution of Best Universe Group Limited to Fastep Limited, which transferred the shares to its wholly owned subsidiary, Sun Stone Media Group Limited. Fastep Limited is a subsidiary of Stone Electronic Technology Limited, which is controlled by the Reporting Person.

             /s/ Yongji Duan, Director     December 10, 2001
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.